SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           Schedule 13D**

               Under the Securities Exchange Act of 1934
                         (Amendment No. 3)*

                   MeriStar Hotels & Resorts, Inc.
                         (Name of Issuer)

               Common Stock, Par Value $0.01 Per Share
                 (Title of Class of Securities)

                            589988104
                          (Cusip Number)

                       J. Taylor Crandall
                   201 Main Street, Suite 3100
                     Fort Worth, Texas 76102
                         (817) 390-8500
            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                         December 8, 2000
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 6,857,775 shares, which constitutes approximately 19.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 35,925,008 shares outstanding.

1.	Name of Reporting Person:

       FW Hospitality, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: OO -- Contributions From Partners

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e):
                                        /   /

6.	Citizenship or Place of Organization: Delaware


                7.	Sole Voting Power: 764,067 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 764,067 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

       764,067

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                            /   /


13.	Percent of Class Represented by Amount in Row (11):  2.1%


14.	Type of Reporting Person: PN
------------
(1)	Power is exercised through its general partner, Group III 31, L.L.C.

1.	Name of Reporting Person:

       Arbor REIT, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: OO -- Contributions from Partners

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):
                                        /   /

6.	Citizenship or Place of Organization: Delaware


                7.	Sole Voting Power: 764,067 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 764,067 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

         764,067

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /


13.	Percent of Class Represented by Amount in Row (11):  2.1%


14.	Type of Reporting Person: PN
------------
(1)	Power is exercised through its general partner, Group Investors, L.L.C.

1.	Name of Reporting Person:

       MHX Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: OO -- Contributions from Partners

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e):
                                        /   /

6.	Citizenship or Place of Organization: Delaware


                7.	Sole Voting Power: 764,066 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 764,066 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

       764,066

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /


13.	Percent of Class Represented by Amount in Row (11):  2.1%


14.	Type of Reporting Person: PN
------------
(1)	Power is exercised through its general partner, FW Group Genpar, Inc.

1.	Name of Reporting Person:

       Cherwell Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):
                                         /   /

6.	Citizenship or Place of Organization: Delaware


                7.	Sole Voting Power: 61,912 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 61,912 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

        61,912

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /


13.	Percent of Class Represented by Amount in Row (11): 0.2%


14.	Type of Reporting Person: CO
------------
(1)	Power is exercised by its sole stockholder, Acadia Partners, L.P.

1.	Name of Reporting Person:

       Group 31, Inc.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):
                                          /   /

6.	Citizenship or Place of Organization: Texas


                7.	Sole Voting Power: 4,067 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 4,067 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

        4,067

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /


13.	Percent of Class Represented by Amount in Row (11): less than 0.1%

14.	Type of Reporting Person: CO
------------
(1)	Power is exercised by its president and sole shareholder, J. Taylor
Crandall.

1.	Name of Reporting Person:

       MC Investment Corporation

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e):
                                        /   /

6.	Citizenship or Place of Organization: Delaware


                7.	Sole Voting Power: 45 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 45 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

       45

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /


13.	Percent of Class Represented by Amount in Row (11): less than 0.1%


14.	Type of Reporting Person: CO
------------
(1)	Power is exercised by its sole stockholder, Penobscot Partners, L.P.

1.	Name of Reporting Person:

       Penobscot Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /
3.	SEC Use Only

4.	Source of Funds: Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):
                                         /   /

6.	Citizenship or Place of Organization: Delaware

                7.	Sole Voting Power: 87,848 (1) (2)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 87,848 (1) (2)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

       87,848(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                            /   /

13.	Percent of Class Represented by Amount in Row (11): 0.2%


14.	Type of Reporting Person: PN
------------
(1)	Power is exercised by its sole general partner, PTJ Merchant Banking
       Partners, L.P.
(2)	Solely in its capacity as the sole stockholder of MC Investment
       Corporation with respect to 45 shares of Stock.

1.	Name of Reporting Person:

       PTJ Merchant Banking Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):
                                        /   /

6.	Citizenship or Place of Organization: Delaware

                7.	Sole Voting Power: 204,514 (1) (2)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 204,514 (1) (2)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

       204,514 (2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                            /   /

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person: PN
------------
(1)	Power is exercised by its managing general partner, PTJ, Inc.

(2)	Solely in its capacity as the sole general partner of Penobscot
      Partners, L.P. with respect to 87,848 shares of Stock.

1.	Name of Reporting Person:

       J. Taylor Crandall

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only


4.	Source of Funds: PF

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):

                                          /   /

6.	Citizenship or Place of Organization: USA


                7.	Sole Voting Power: 1,030,493 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 1,030,493 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,030,493 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.	Percent of Class Represented by Amount in Row (11): 2.9%

14.	Type of Reporting Person: IN
------------
(1)	Solely in his capacity as (i) president and sole shareholder of Acadia
       MGP, Inc., in its capacity as the controlling entity of Acadia Partners, L.P., with respect to 61,912 shares of Stock owned directly by Cherwell Investors, Inc., (ii) president and sole shareholder of Group 31, Inc. with respect to 4,067 shares of Stock, (iii) president and sole stockholder of PTJ, Inc., in its capacity as general partner of PTJ Merchant Banking Partners, L.P., with respect to 204,514 shares of Stock, and (iv) sole member of Group III 31, L.L.C., in its capacity as general partner of FW Hospitality, L.P., with respect to 764,067 shares of Stock.

1.	Name of Reporting Person:

       Capital Partnership

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):
                                          /   /

6.	Citizenship or Place of Organization: Texas


                7.	Sole Voting Power: 45,754 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 45,754 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

      45,754

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                            /   /


13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person: PN
------------
(1)	Power is exercised by its managing partner, Margaret Lee Bass 1980
      Trust.

1.	Name of Reporting Person:

       Keystone, Inc.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only


4.	Source of Funds: Not Applicable

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):
                                          /   /

6.	Citizenship or Place of Organization: Texas


                7.	Sole Voting Power: 193,367 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 193,367 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

      193,367

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.	Percent of Class Represented by Amount in Row (11):  0.5%

14.	Type of Reporting Person: CO
------------
(1)	Power is exercised through its president and sole director, Robert M.
      Bass.

1.	Name of Reporting Person:

       Robert M. Bass

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):

                                          /   /

6.	Citizenship or Place of Organization: USA

                7.	Sole Voting Power: 270,885 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 270,885 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

      270,885 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.	Percent of Class Represented by Amount in Row (11): 0.8%

14.	Type of Reporting Person: IN
------------
(1)	Solely in his capacity as president and sole director of Keystone, Inc.
      with respect to 193,367 shares of Stock.

1.	Name of Reporting Person:

       Oak Hill Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: OO -- Contributions From Partners

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):
                                          /   /

6.	Citizenship or Place of Organization: Delaware


                7.	Sole Voting Power: 3,545,455 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 3,545,455 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,545,455

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                            /   /


13.	Percent of Class Represented by Amount in Row (11):  9.9%


14.	Type of Reporting Person: PN
------------
(1)	Power is exercised through its general partner, OHCP GenPar, L.P.

1.	Name of Reporting Person:

       Oak Hill Capital Management Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:

                                             (a) /   /

                                             (b) / X /

3.	SEC Use Only

4.	Source of Funds: OO -- Contributions From Partners

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e):
                                          /   /

6.	Citizenship or Place of Organization: Delaware


                7.	Sole Voting Power: 90,909 (1)
Number of
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned By
Each
Reporting       9.	Sole Dispositive Power: 90,909 (1)
Person
With
               10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

      90,909

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /


13.	Percent of Class Represented by Amount in Row (11):  0.3%


14.	Type of Reporting Person: PN
------------
(1)	Power is exercised through its general partner, OHCP GenPar, L.P.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 18, 1998, as amended by Amendment No. 1 dated April 27, 1999, as amended by Amendment No. 2 dated January 19, 2000 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of MeriStar Hotels & Resorts, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.	SECURITY AND ISSUER.

	No material change.

Item 2.	IDENTITY AND BACKGROUND.

	No material change.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	No material change.

Item 4.	PURPOSE OF TRANSACTION.

	Item 4 is hereby amended by adding at the end thereof the following:

	The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated December 8, 2000 by and among the Issuer, American Skiing Company, Inc., a Delaware corporation ("ASC"), and ASC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ASC("ASC Merger Sub"), providing, among other things, for the merger (the "Merger") of ASC Merger Sub with and into the Issuer. Upon the Merger (if consummated) the Issuer will become a wholly-owned subsidiary of ASC. In the Merger, among other things, each outstanding share of the Stock and the associated right to purchase shares of the Issuer's Series A junior participating preferred stock will be converted into the right to receive 1.88 shares of ASC Common Stock. The Merger is subject to the approval of the Merger Agreement by (i) the holders of a majority of the outstanding shares of the Stock, (ii) the majority of the votes cast by holders of the Stock other than those cast by shareholders who are parties to the MeriStar Voting Agreement (defined below), and (iii) the holders of a majority of the outstanding shares of ASC's Common Stock on an as-converted basis. The Merger is also subject to any required regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

	Pursuant to a Voting Agreement (the "MeriStar Voting Agreement"), dated as of December 8, 2000, among the Issuer, ASC and certain of the Reporting Persons (specifically, OHCP, OHCMP, Arbor, Hospitality and MHX, who are referred to herein as the "MeriStar Shareholders"), the MeriStar
Shareholders have agreed to vote their shares of the Stock in favor of the Merger and the Merger Agreement and not to sell or otherwise transfer their shares of the Stock except as permitted under the MeriStar Voting Agreement.

	The Issuer, ASC, and certain principal shareholders of ASC, including OHCP and OHCMP (the "ASC Shareholders"), have entered into a Voting and Recapitalization Agreement dated as of December 8, 2000 (the "ASC Voting Agreement") pursuant to which the ASC Shareholders have agreed to vote all shares of ASC common stock held by them in favor of the Merger Agreement and the Merger.

Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

	No material change.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

	Item 6 is hereby amended by adding at the end thereof the following:

	As noted in Item 4, the MeriStar Shareholders have agreed to vote in favor of the Merger and the other transactions contemplated by the Merger Agreement pursuant to the MeriStar Voting Agreement. The MeriStar Voting Agreement terminates upon the earliest to occur of (1) completion of the Merger, (2) termination of the Merger Agreement and (3) the consent of parties to the MeriStar Voting Agreement. The ASC Voting Agreement terminates upon the earliest to occur of (1) completion of the Merger, (2) termination of the Merger Agreement, (3) the consent of parties to the MeriStar Voting Agreement and (4) June 30, 2001.

	In addition, the ASC Shareholders and various other shareholders or ASC have entered into the ASC Voting Agreement, agreeing thereunder to vote their shares of ASC voting securities in favor of the Merger and the transactions contemplated by the Merger Agreement. In addition, pursuant to the ASC Voting Agreement, the ASC Shareholders have agreed to vote against
(a) any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of ASC set forth in the Merger Agreement or (b) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the ASC Voting Agreement.

		The name of each shareholder in the Issuer or ASC who is a party to either the MeriStar Voting Agreement or the ASC Voting Agreement and the
number of outstanding shares of common stock of the Issuer or ASC held by each shareholder are set forth in the annexes to the MeriStar Voting
Agreement and the ASC Voting Agreement, respectively, which are incorporated herein by reference. The purpose of the voting agreements is to facilitate consummation of the Merger.

	As noted in Item 4, the Merger is subject to various approvals and conditions as set forth in the Merger Agreement. One of the conditions to the Issuer's obligation to consummate the Merger is that a warrant to purchase 6,000,000 shares of ASC Common Stock at an exercise price of $2.50 per share (the "Warrant"), which was to be issued to OHCP under the securities purchase agreement among OHCP, ASC and American Skiing Company Resort Properties, Inc., a Maine corporation and wholly owned subsidiary of ASC ("ASCRP"), dated as of July 31, 2000, as amended (the "Securities Purchase Agreement"), be issued. Pursuant to the Securities Purchase Agreement, ASC agreed either to issue the Warrant to OHCP, subject to receipt of a required waiver, or to issue to OHCP common stock in ASCRP, representing approximately 15% of the voting interest in ASCRP. The purchase price for the Warrant or such ASCRP stock, which has already been
paid, was $2.0 million.   Due to the fact that the required waiver has not
yet been received, the Warrant has not yet been issued. The Securities Purchase Agreement has been amended in order to postpone the date that the shares of ASCRP would be required to be issued in lieu of the Warrant in order to provide more time to obtain the required waiver. The parties to the Securities Purchase Agreement have further amended that agreement to postpone the date of issuance of the Warrant to purchase Common Stock of ASC, or the issuance of Common Stock of ASCRP, as applicable, in order to reflect that the Merger Agreement contemplates issuance of the Warrant immediately prior to the Merger.

	References to, and descriptions of, the MeriStar Voting Agreement and the ASC Voting and Recapitalization Agreement (together, the "Voting Agreements") and the Merger Agreement, as set forth above in Items 4 and 6, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, included as Exhibits 99.8, 99.9 and
99.10 to this Schedule 13D, and are incorporated in Items 4 and 6 in their entirety where such references and descriptions appear.

Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Item 2 Persons.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

*Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).
*Exhibit 99.2 -- Limited Partnership Agreement of FW Hospitality, L.P. *Exhibit 99.3 -- Limited Partnership Agreement of Arbor REIT, L.P. *Exhibit 99.4 -- Limited Partnership Agreement of MHX Investors, L.P. *Exhibit 99.5 -- Stock Purchase Agreement by and between the Issuer,
                 OHCP and OHCMP dated March 31, 1999, as amended as of April 14, 1999.
*Exhibit 99.6 -- Limited Partnership Agreement of MIP Lessee, L.P.
                 dated March 31, 1999.
*Exhibit 99.7 -- Registration Rights Agreement dated March 31, 1999.
 Exhibit 99.8 -- Agreement and Plan of Merger, dated as of December 8,
                2000 between the Issuer, American Skiing Company, and
                 ASC MergerSub(incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8K filed on December 12, 2000).
 Exhibit 99.9 -- Voting Agreement, dated as of December 8, 2000 among the Issuer, American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Management Partners, L.P., F.W. Hospitality, L.P., Arbor Reit, L.P., and MHX Investors, L.P. (incorporated by reference to Exhibit
                9.1 of the Issuer's Report on Form 8-K filed on December 12, 2000).
Exhibit 99.10 --Voting and Recapitalization Agreement, dated as of
                December 8, 2000 among the Issuer, American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., Oak Hill Securities Fund II, L.P. Oak Hill Ski, L.P., Madeleine LLC, CEO and Albert Otten Trust f/b/o Mildred Otten (incorporated by reference to Exhibit 2.2 of the Issuer's Report on Form 8-K filed on December 12, 2000).

*Filed Previously.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  December 19, 2000

FW HOSPITALITY, L.P.

By:  GROUP III 31, L.L.C.,
general partner


  By: /s/ J. Taylor Crandall
   J. Taylor Crandall, sole member

ARBOR REIT, L.P.

By:  GROUP INVESTORS, L.L.C.,
general partner


By: /s/ Mark A. Wolfson
   Mark A. Wolfson, sole member


MHX INVESTORS, L.P.

By:  FW GROUP GENPAR, INC.,
general partner


  By: /s/ W. R. Cotham
   W. R. Cotham, Vice President



 /s/ W. R. Cotham
W. R. COTHAM

As Vice President of each of CHERWELL INVESTORS, INC.,
GROUP 31, INC. and MC INVESTMENT CORPORATION


PENOBSCOT PARTNERS, L.P.

By:  PTJ MERCHANT BANKING PARTNERS, L.P.,
  general partner


By:  PTJ, INC.,
managing general partner


By: /s/ W.R. Cotham
   W. R. Cotham, Vice President


PTJ MERCHANT BANKING PARTNERS, L.P.

By:  PTJ, INC.,
managing general partner


By: /s/ W.R. Cotham
          W. R. Cotham, Vice President



 /s/ J. Taylor Crandall
J. TAYLOR CRANDALL


CAPITAL PARTNERSHIP

By:  MARGARET LEE BASS 1980 TRUST, managing partner

     By:  PANTHER CITY INVESTMENT COMPANY, Trustee


By:/s/ W. R. Cotham


KEYSTONE, INC.


By:  /s/ W.R. Cotham
 W.R. Cotham, Vice President



/s/ W.R. Cotham
W.R. COTHAM

As Attorney-in-Fact for:

ROBERT M. BASS (1)



OAK HILL CAPITAL PARTNERS, L.P.

By: OHCP GENPAR, L.P., general partner

     By: OHCP MGP, L.L.C., general partner


By:/s/ Kevin G. Levy



OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

By: OHCP GENPAR, L.P., general partner

     By: OHCP MGP, L.L.C., general partner


By:/s/ Kevin G. Levy



(1) 	A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.


SCHEDULE I

Item 5(a)


The following persons beneficially own the number of shares of Stock set forth opposite their names:

Name          Number of Shares

FW Group                   590
Wolfson                  7,117
Brown                    7,615
Doctoroff               67,882
Gruber                  67,033
August                  78,204
Monsky                  12,731
Bernstein               33,770
Alexander                2,034
Delatour                 5,540
Scotto                   2,034
Bohnsack                 8,305
Krase                    6,846
Wallach                    491
Oak Hill                14,154
Stevenson                1,993
Walker Trust             3,754
William Trust            3,754
William Janes            9,151

Item 5(b)

The persons listed above have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the number of shares of Stock set forth opposite their names.


                            EXHIBIT INDEX

EXHIBIT                      DESCRIPTION


     *Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).
     *Exhibit 99.2 -- Limited Partnership Agreement of FW Hospitality, L.P. *Exhibit 99.3 -- Limited Partnership Agreement of Arbor REIT, L.P. *Exhibit 99.4 -- Limited Partnership Agreement of MHX Investors, L.P. *Exhibit 99.5 -- Stock Purchase Agreement by and between the Issuer,
                     OHCP and OHCMP dated March 31, 1999, as amended as of April 14, 1999.
    *Exhibit 99.6 -- Limited Partnership Agreement of MIP Lessee, L.P.
                     dated March 31, 1999.
     *Exhibit 99.7 -- Registration Rights Agreement dated March 31, 1999.
      Exhibit 99.8 -- Agreement and Plan of Merger, dated as of December 8,
                      2000, between the Issuer, American Skiing Company, and ASC MergerSub(incorporated by reference to Exhibit 2.1 of the Issuer's Report on Form 8K filed on December 12, 2000).
      Exhibit 99.9 -- Voting Agreement, dated as of December 8, 2000, among the Issuer, American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Management Partners, L.P., F.W. Hospitality, L.P., Arbor Reit, L.P., and MHX Investors, L.P. (incorporated by reference to Exhibit
                      9.1 of the Issuer's Report on Form 8-K filed on December 12, 2000).
      Exhibit 99.10-- Voting and Recapitalization Agreement, dated as of
                      December 8, 2000, among the Issuer, American
                      Skiing Company, Oak Hill Capital Partners, L.P.,
                      Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., Oak Hill Securities Fund II, L.P. Oak Hill Ski, L.P., Madeleine LLC, CEO and
                      Albert Otten Trust f/b/o Mildred Otten
                      (incorporated by reference to Exhibit 2.2 of the Issuer's Report on Form 8-K filed on December
                      12, 2000).


*Filed Previously.